Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Medical Editors:
    New Breast Cancer Clinical Data Accepted for Presentation at San Antonio
    Breast Cancer Symposium

    TORONTO, Aug. 23 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; Amex: PME) today announced that an abstract entitled, 'Galactose oxidase
Schiff's reactivity is higher in nipple aspirate fluid from cancerous breasts than from healthy patients' has been accepted for presentation at the 30th
Annual San Antonio Breast Cancer Symposium (SABCS). The SABCS is a leading international symposium for physicians and healthcare researchers involved in breast cancer research.
    "We are extremely pleased and honored that this abstract has been accepted for presentation at this influential symposium," said Brent Norton, president and chief executive officer of PreMD Inc. "This study provides valuable clinical insight as to how women with unilateral breast cancer may benefit from testing with galactose oxidase Schiff's (GOS) reactivity. This presentation further strengthens our clinical data and our entire cancer franchise, which we are progressively developing."
    GOS reactivity is significantly different between nipple aspirate fluid
(NAF) taken from cancerous versus non-cancerous breasts of women with unilateral breast cancer. This study extends these findings and evaluates GOS reactivity in healthy control patients.
    The lead author on the study is Dr. Anees B. Chagpar from the University of Louisville. The San Antonio Breast Cancer Symposium takes place on December
13-16, 2007, in San Antonio, Texas.

    About PreMD Inc.

    PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products are branded as PREVU(x) Skin
Cholesterol Test, to be marketed and distributed by AstraZeneca. The company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in Hamilton, Ontario.
For further information, please visit www.premdinc.com. For more information about PREVU(x), please visit www.prevu.com.

    This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the success of a plan for regaining compliance with certain continued
listing standards of the American Stock Exchange, successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.
    In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
    Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

    (x) Trademark

    %SEDAR: 00007927E          %CIK: 0001179083

    /For further information: Brent Norton, President and CEO, Tel: (416)
222-3449 ext. 22, Email: bnorton(at)premdinc.com; Ron Hosking, Vice President
Finance and CFO, Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com;
Michelle Rabba, Manager, Corporate Communications, Tel: (416) 222-3449 ext.
25, Email: mrabba(at)premdinc.com/
    (PMD. PME)

CO:  PreMD Inc.

CNW 08:54e 23-AUG-07